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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 0-20190
CUSIP NUMBER 00774U107

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aeon Global Health Corp.
Full Name of Registrant

Former Name if Applicable

2225 Centennial Drive
Address of Principal Executive Office (Street and Number)

Gainesville, GA 30504
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aeon Global Health Corp. (the “Registrant”) files this report for a five (5) day extension for filing its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019 (“Form 10-Q”). The Registrant will not be in position to file its Form 10-Q by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements and other disclosures in the Form 10-Q, which has resulted in a delay by the Registrant in obtaining a final review of its financial statements and other information contained in the Form 10-Q by its Audit Committee and its independent registered public accounting firm. The Company’s delay in filing the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 is due, in part, to the changes announced in December 2018 to its Chief Financial Officer position. As previously reported, in December 2018 the Company’s former Chief Financial Officer, Michael J. Poelking, resigned from the Company and the Company subsequently appointed its Chief Executive Officer, Hanif A. Roshan, as its interim Chief Financial Officer. The Company has not, as of yet, appointed a new Chief Financial Officer. Due to these factors, additional time was required for the Company to compile and complete all necessary financial information for the period related to the financial statements. As a result, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019 cannot, without unreasonable effort and expense, be filed before its due date. The Company is working diligently to file the Form 10-Q for the fiscal quarter ended March 31, 2019 within the five-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended, although there can be no assurance that the Company will be able to file the Form 10-Q during the five-day extension period.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Hanif A. Roshan	(678)	276-8412
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is filing this Form 12b-25 for a 5-day extension for filing its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019. Management expects that operating results for the fiscal quarter ended March 31, 2019 may significantly vary compared to the fiscal quarter ended March 31, 2018. The Registrant expects to report revenues of approximately $2.6 million and $9.8 million for the three and nine-month periods ended March 31, 2019, respectively, compared to revenues of approximately $4.0 million and $12.9 million for the three and nine-month periods ended March 31, 2018, respectively. In addition, the Registrant expects to report a net loss available to common shareholders for the three and nine-month periods ended March 31, 2019 of approximately $340,000 and $1.0 million, respectively, as compared to a net loss available to common shareholders for the three and nine-month periods ended March 31, 2018 of $1.8 million and $6.0 million, respectively. However, since the Registrant has not completed its financial statements and other disclosures in the Form 10-Q, the review of the financial statements and Form 10-Q has therefore not been completed, the financial information contained herein is subject to adjustment.

Forward-Looking Statements

Certain statements in this filing are “forward-looking statements.” These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including the time, effort and expense to remediate one or more material weaknesses in its internal control over financial reporting. These and other important factors, including those discussed under “Risk Factors” in the Company’s Form 10-K for the fiscal year ended June 30, 2018, as well as the Company’s subsequent filings with the United States Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this filing are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Aeon Global Health Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2019	By	/s/ Hanif A. Roshan
Hanif A. Roshan
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).